

Mailstop 3561

March 23, 2016

Paul W. Nester
Vice President, Secretary, Treasurer and CFO
RGC Resources, Inc.
519 Kimball Avenue, N.E.
Roanoke, VA 24016

> **Re:** **RGC Resources, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 10, 2015**
> **File No. 000-26591**

Dear Mr. Nester:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

General

1. Please expand your disclosure to address significant changes to the amount of compensation earned by your NEOs in the fiscal year ended September 30, 2015. For example, provide a discussion and analysis of the factors that led to the compensation committee's decision to increase the base salaries of your NEOs and how the amount of the increase(s) was determined. Please refer to Item 402(b)(1)(v) and Instruction 2 to Item 402(b) of Regulation S-K. Please include these disclosures in future filings to the extent they are material.

Compensation Elements, page 11

2. We note that you granted an annual cash bonus to your NEOs for "delivering outstanding results." We further note that you also granted your NEOs stock options. In future filings, please disclose whether you use specific performance metrics in determining whether to award cash, stock, or stock option-based bonuses under your Annual Bonus Incentive, Employee Stock Option, and Stock Bonus Plans. If so, please disclose any minimum performance thresholds, target payout percentages, and your performance as a percentage of those performance metrics. Please refer to Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K. Please provide us with a sample of your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Howard T. Lyon